

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

October 30, 2009

<u>Via U.S. Mail</u>

Michael G. Rowles, Esq.
Executive Vice President, General Counsel and Secretary
Live Nation, Inc.
9348 Civic Center Drive
Beverly Hills, CA 90210

        Re: **Live Nation, Inc.**
                Amendment No. 3 to Registration Statement on Form S-4
                Filed October 21, 2009
                File No. 333-159991

                Form 10-K for Fiscal Year Ended December 31, 2008
                Filed March 5, 2009
                File No. 001-32601

                Form 10-Q for the Fiscal Quarter Ended June 30, 2009
                Filed August 6, 2009
                File No. 001-32601

Dear Mr. Rowles:

      We have reviewed your responses to the comments in our letter dated October 8, 2009 and have the following additional comments.

<u>Registration Statement on Form S-4</u>

<u>Interests of Ticketmaster Entertainment Directors and Executive Officers in the Merger</u>
<u>Interests of Live Nation Directors and Executive Officers in the Merger, page 105</u>

1. We note from your disclosures on pages 107 through 115 that in October 2009, you entered into employment agreements or amendments to employment agreements with several of your Live Nation and Ticketmaster executives. Please explain to us how you have accounted for these employment agreements in your

pro forma financial statements. For example, please provide us a detailed list by executive of how you have accounted for the stock options and restricted stock that will vest in full upon the Merger in footnote (o) to the notes to the pro forma financial statements. Also, please tell us how you have accounted for the cash bonuses and stock grants that will be paid to Mr. Rapino and Mr. Azoff at the time of the Merger. Finally, please explain you have accounted for the Front Line put rights disclosed on page 115 in the pro forma financial statements.

Note 2. Pro Forma Adjustments, page 326

2. We note from your response to our prior comment 30 that the agreements that are directly attributable to the Merger are the agreements regarding the terms of employment with Messrs. Rapino and Azoff and the pro forma financial statements have been revised to give effect to such employment agreements. However, we do not believe that your adjustment and disclosure in footnote (y) and (y1) are consistent with your response. Please explain to us the nature and amounts included in the "expense for expected recurring impact of salary and bonus adjustments and equity awards to management in connection with the merger." We would expect that the adjustment in footnote (y) would be for the incremental amounts to be incurred due to the agreements with Messrs. Rapino and Azoff, assuming the Merger took place on January 1, 2008 rather than at the date of the Front Line acquisition. Please revise your pro forma adjustment to include these amounts, as well as to explain the nature and terms of these new agreements. Also, your disclosure in Note 1 on page 321 that the financial impacts related to new employment agreements have not been included in the unaudited pro forma financial statements, should be removed, as applicable.

Footnote (g), page 327

3. We note that you have revised your disclosure to include a liability for expected cash payments to management in connection with the merger of $5 million. Please explain to us and revise footnote (g) to disclose the nature of this amount and how the amount was calculated or determined. Your response should also specifically explain which executives will received these cash payments.

Footnote (j), page 327

4. We note that you have revised your disclosure to include a liability related to the restricted stock guarantee to the Ticketmaster Entertainment CEO in connection with the merger. Please explain to us and revise footnote (j) to disclose the nature of this amount and how the amount was calculated or determined.

Footnote (l), page 328

5. We note from your response to our prior comment 33 and revised disclosure in footnote (l) that you have disclosed that approximately $22,000 of compensation expense and resulting increase in liability will be recognized on a straight-line basis through October 1, 2013. Please tell us, and revise your disclosure to indicate how you calculated or determined the $22,000 amount.

Footnote (o), page 329

6. We note that you have revised your disclosure to include an adjustment to retained deficit for the expense for expected cash payment to management in connection with the merger. Please explain to us, and revise footnote (o) to explain the nature of this adjustment and how you calculated or determined the amount. Also, please explain why this amount is only $3,000 when the disclosures on pages 107 and 113 indicate that bonuses of $3,000 and $2,000 will be paid to Mr. Rapino and Mr. Azoff, respectively, upon completion of the merger. Please advise or revise as appropriate.

Footnote (q), page 329

7. We note that you have revised your disclosure in footnote (q) to indicate that the adjustment includes a reclassification from noncontrolling interest to redeemable noncontrolling interest related to the Ticketmaster Entertainment CEO's employment agreement in connection with the Merger. Please explain to us and revise footnote (q) to disclose the amount of the adjustment related to the fair value adjustment and the amount related to the reclassification from noncontrolling interest to redeemable noncontrolling interest. Also, please explain how you calculated or determined the amount of the reclassification from noncontrolling interest to redeemable noncontrolling interest.

Adjustments to Statements of Operations, page 329

Footnote (u2), page 332

8. We note from your response to our prior comment 37 that you have clarified and revised the disclosure in footnote (u2) to conclude that the deferred financing fees have no fair value and are eliminated in acquisition accounting as opposed to accounting for the loss as an extinguishment of debt upon consummation of the merger. However, it appears that your disclosure in footnote (u2) has not been revised to include this information and in fact appears to have removed all discussion of these deferred financing fees. Please advise or revise accordingly.

Footnote (u4), page 332

9. Please disclose in footnote (u4) the amount of the debt discount associated with the Ticketmaster Senior Notes that is being amortized over the term of the notes to interest expense.

Footnote (u5), page 333

10. As the exchange of the note for the Ticketmaster Series A Preferred stock appears to be directly related to the Live Nation/Ticketmaster merger transaction, please revise to reflect this adjustment for the entire annual period rather than from the date of the Frontline transaction. Also, please explain in footnote (u5) how this amount was calculated or determined.

Footnote (w), page 333

11. We note from your response to our prior comment number 39 that based on the current legal and tax structure of Live Nation and Ticketmaster and the expected structure of the combined company post-merger, the companies are not expected to file a consolidated tax return and accordingly, the tax impacts of the pro forma adjustments have been computed on a separate company basis. Please revise footnote (w) to disclose this matter and the fact that the pro forma adjustments for the tax provision were computed on this basis.

Footnote (y), page 333

12. We note from footnote (y) that you have now included an adjustment for the impact of salary and bonus adjustments and equity awards to management in connection with the merger. Please revise footnote (y) to explain in further detail how this component of adjustment (y) was calculated or determined.

13. Also, we also note from the disclosure in footnote (y1) that the pro forma adjustment for 2008 for the Ticketmaster Entertainment Chief Executive Officer's compensation is for the period from the Frontline acquisition on October 29, 2008 through December 31, 2009. As the changes in compensation being made appear to be directly attributable to the Live Nation/Ticketmaster merger, please revise the adjustments for Ticketmaster Entertainment Chief Executive Officer's compensation so that it is for the full annual period rather than from the date of the Frontline acquisition.

14. In addition, please revise footnote (y) to explain in further detail how the adjustments for the amounts being reclassified from compensation to interest expense for each period were calculated or determined.

Audited Financial Statements of Ticketmaster Entertainment for the year ended December 31, 2008

Note 2. Summary of Significant Accounting Policies
Non-Controlling Interests in Consolidated Financial Statements

15. We note from your response to our prior comment 41 that you will file amendments to the quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 to correct the classification of noncontrolling interests, and you expect these to be filed by November 9, 2009. Please file these amendments prior to the planned effectiveness of your Form S-4 Registration statement.

Live Nation Financial Statements for the years ended December 31, 2008, 2007 and 2006
Note 6. Investments

16. We note from your response to our prior comment 45 that there is a difference in the amount recorded in Live Nation's financial statements for its share of Delirium's earnings and the amount calculated as 50% of Delirium's operating loss as reported in Delirium's financial statements. Please revise future filings to include disclosure of the nature and amount of this difference that occurs in accounting for this equity method investment.

Exhibit 8.1

17. Refer to the second sentence of the second paragraph of the opinion. Counsel generally may not rely upon others for anything other than factual matters. As such, the fact that counsel has not made an independent investigation of and "statements, covenants, representations and warranties" set forth in the referenced documents is inappropriate since they may contain legal conclusions or other items upon which counsel is not entitled to rely. Please revise. Please also revise assumption paragraph number 3 on page 2 and number 2 on page 3 in accordance with this comment.

18. Please have counsel explain supplementally what is meant by "valid" in paragraph number 1 on page 2 of the opinion.

19. Please have counsel explain supplementally the need for the final clause of assumption paragraph 2, since it appears to be a legal conclusion forming the basis of the opinion.

20. Please revise assumption paragraph number 1 to exclude the company from the assumption about due execution and delivery.

21. Please delete the final paragraph on page 3 as it casts doubt upon an investor's right to rely on the opinion, despite the subsequent paragraph.

Exhibit 8.2

22. Please have counsel revise the second full paragraph of the opinion and all assumptions contained therein, to reflect the fact that counsel generally may not rely upon others for anything other than factual matters.

23. Please have counsel explain supplementally the need for the assumption contained in clause (v), since it appears to be a legal conclusion forming the basis of the opinion.

24. Please delete the first sentence of the final paragraph as it casts doubt upon an investor's right to rely on the opinion.

Exhibit 99.6

25. We note your response to our prior comment number 46; however, the consent still attempts to limit reliance. Please remove any limitation or suggested limitation on reliance by investors.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: James Beaubien, Esq.
         (*via facsimile*) *(213) 891-8763*